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                                                                   April 5, 2006
                                                                  Our ref: 10137
VIA EDGAR
---------
Securities and Exchange Commission
100 F Street NE
Washington DC 20549
Attention: William Choi, Branch Chief


Re:     DELTA GALIL INDUSTRIES LTD.
        ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004 FILED JUNE 27, 2005
        FILE NO. 0-30020
        ---------------------------------------------------------------

Ladies and Gentlemen:

        Delta Galil Industries Ltd. (the "Company") submitted the above-referenced filing (the "2004 20-F") on June 27, 2005, and received comments of the Staff of the Securities and Exchange Commission (the "Staff") by letter dated December 19, 2005 from William Choi, Branch Chief, to Yossi Hajaj, the Company's Chief Financial Officer. The Company responded to those comments by letter from the undersigned dated February 9, 2006.

        By letter dated March 2, 2005, the Staff sent supplemental comments to the Company. The Company responded to those comments by letter from the undersigned dated March 16, 2006. In that letter, the undersigned communicated the Company's expectation to file an amendment to the 2004 20-F by March 31, 2006.

        On March 30, 2006, the undersigned spoke to Mr. Choi and indicated that the amendment would not be ready until the first week of April 2006. The cause of the delay was that the Company had not yet received revised audit reports and consents from Ernst & Young - Allied for Accounting and Auditing ("E&Y Egypt"), pertaining to the Company's Egyptian subsidiary.

        The Company received a letter from E&Y Egypt, informing the Company that the "Appendix K" filing review procedures required under PCAOB standards were not performed before E&Y Egypt issued its audit reports on June 15, 2005. A copy of the letter is attached hereto as EXHIBIT A.

        As a result of the receipt of the letter from E&Y Egypt, and at the request of E&Y Egypt the Company wishes to amend its responses to Comments 8 and 18 contained in the original comment letter dated December 19, 2005, by adding the following paragraph to the Company's response to each such Comment:


TEL AVIV OFFICE
One Azrieli Center, Round Building
Tel-Aviv 67021, Isreal
Tel: 972-3-607-4444, Fax: 972-3-607-4422


JERUSALEM OFFICE
1 Shmuel Ha'Nagid Street, 4th Floor
Jerusalem 94592, Israel
Tel: 972-2-623-2683, Fax: 972-2-623-6082

LAW@GKH-LAW.COM   WWW.GKHLAW.COM


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        Allied for Accounting and Auditing ("E&Y Egypt") was not
        required to be registered with the PCAOB because its audit for our Egyptian subsidiaries did not meet the 'substantial role' definition in Rule 1001(p)(ii) and E&Y Egypt audits no other SEC registrants. Further, the "Appendix K" filing review procedures required under PCAOB standards were not performed prior to the issuance of its consent because there was a lack of awareness of these requirements by E&Y Egypt due to the isolated nature of this engagement and because they did not contact E&Y's Global Capital Markets Group nor US firm. Subsequently, we understand that the "Appendix K" filing procedures have been completed under the direction of the Global Capital Markets Group and that E&Y Egypt will be issuing new and corrected auditors' reports.

        The Company wishes to reiterate to the Staff, as mentioned in the Company's responses to Comments 8 and 18, that the entity audited by E&Y Egypt constituted, as of December 31, 2004, approximately 9% of the Company's total consolidated assets, and for the year ended December 31, 2004, constituted approximately 0% of the Company's total consolidated revenues. The Company was advised by E&Y Egypt that the "Appendix K" filing review procedures carried out under PCAOB standards resulted in a change in the date of their audit report to March 27, 2006, as discussed below, but that such procedures did not impact the financial statements audited by E&Y Egypt or the substance of the audit reports issued by E&Y Egypt.

        We further advise that the audit reports previously issued by E&Y Egypt had stated in the opinion paragraph that the financial statements were in conformity with United States generally accepted accounting principles ("US GAAP"), however, subsequent to review by the E&Y Global Capital Markets Group, the opinion paragraph had been amended to state that the financial statements were prepared in conformity with the Egyptian Accounting Standards and the related applicable Egyptian laws and regulations ("Egyptian GAAP"), with reference to a footnote to the financial statements reconciling Egyptian GAAP to US GAAP. We were advised by the Company and E&Y that this change did not result in any change to the subsidiary financial statements as there are no material differences between Egyptian GAAP and US GAAP, as it relates to the subsidiaries.

        Since the necessary Appendix K review procedures were not performed by E&Y, the audit reports of E&Y Egypt will be re-issued with a date of March 27, 2006 which is the date that those procedures were actually performed. The Company's auditors, Kesselman & Kesselman (a member of PricewaterhouseCoopers International Limited) have informed the Company that because of the change to E&Y Egypt's audit report date and because of Kesselman & Kesselman's intended reliance on such reports, that they will also be required to re-issue their report to a date concurrent or subsequent to March 27, 2006. The audit procedures that must be performed in this regard have resulted in a further delay to the filing of the amendment to the 2004 20-F, which will be delayed until approximately April 12, 2006.

        As indicated in previous correspondence, the amendment to the 2004 20-F will include the following:

        a) A correction of an error contained in the statement of cash flows for the year ended December 31, 2004, as discussed in the Company's response to Comment 4 of the Staff's comment letter dated March 2, 2006;

        b) An amended Item 15 clarifying the opinion of the of the Company's Chief Executive Officer and the Company's Chief Financial Officer with respect to the effectiveness of the Company's internal controls over financial reporting as of December 31, 2004;

        c)      The revised reports of E&Y Egypt, as discussed above; and

                                       2
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        d)      An amended Item 5 - Operating and Financial Review and Prospects
                to reflect the correction to the Consolidated Statement of Cash Flows for the year ended December 31, 2004.

        Please contact the undersigned with any further questions regarding this matter.

                                       Very truly yours,

                                       /S/ DANIEL GAMULKA

                                       Daniel Gamulka
                                       Email: daniel@gkh-law.com
                                       Direct dial: +972-3-607-4474
                                       Fax. +972-3-607-4411


cc:  Yossi Hajaj, CFO
     Delta Galil Industries Ltd.





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                                                                       EXHIBIT A




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ERNST & YOUNG       ALLIED FOR ACCOUNTING & AUDITING       Phone: +20 2 336 2000
                    Ragheb Hamouda, Istanbouli,            Fax:   +20 2 760 0813
                    Tageldeen & El-Kilany                  Cairo.ofice@eg.ey.com
                    37 El Ahrar Street, Mobica Tower       www.ey.com/eyme
                    P.O. Box 97 Dokki, Giza - Egypt


Cairo, 31 March, 2006

Mr. Yossi Hajaj
Chief Financial Officer
Delta Galil Industries Ltd.

Dear Mr. Hajaj,

We wish to provide you with the following clarifying comments on questions 8 and 18 of your response to the SEC comment letter to Delta Galil Industries Ltd. dated December 19, 2005 and request that you supplement that response to communicate the following:

Allied for Accounting and Auditing (EY Egypt) was not required to be registered with the PCAOB because its audit for our subsidiary did not meet the 'substantial role' definition in Rule 1001(p)(ii) and EY Egypt audits no other SEC registrants. Further, the "Appendix K" filing review procedures required under PCAOB standards were not performed prior to the issuance of its consent because there was a lack of awareness of these requirements by EY Egypt due to the isolated nature of this engagement and because they did not contact EY's Global Capital Markets Group nor US firm. Subsequently, we understand that the "Appendix K: filing procedures have been completed under the direction of the Global Capital Markets Group and that EY Egypt will be issuing a new and corrected auditors' report.

Please copy us on the updated response which should be filed promptly with the SEC.


/s/ Emad H. Ragheb
Allied For Accounting & Auditing



                        Allied for Accounting & Auditing
                        A Member of Ernst & Young Global